FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For August 9, 2006
Commission File Number 0-50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                   No       X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the completion of a lake-bottom sediment survey and a rock sampling program at its North Rae uranium property, located in northern Quebec, Canada. A total of 356 samples were collected during systematic coverage of the lake. In addition, a total of 186 rock samples were collected and are being sent for analysis.

‘‘The most radioactive rock samples were collected from a gossan-rich fault zone – a type of structure that often hosts significant mineralization. The results from the sediment and rock samples that were collected are expected to help us better define the property's potential for large open-pittable uranium mineralization,’’ said Marek Kreczmer, President and CEO of Northwestern Mineral Ventures. ‘‘Special care and handling is required to transport our rock samples to the lab because of their radioactivity. We anticipate receipt of the initial results in approximately two months.’’

As much as 820 parts per million (ppm) uranium (U) has been revealed on the North Rae project according to previously obtained province-wide and area-specific data from the Quebec government. Lake sediment and water surveys are a valuable exploration tool for delineating regional geochemical patterns and detecting anomalous metal concentrations related to mineral occurrences.

The summer work program is also scheduled to include an airborne radiometric survey of the property, which is expected to commence in mid-August, as well as soil sampling and a ground geophysics survey.

The North Rae Uranium Project consists of three blocks representing 668 claims, with a total area of 73,835 acres (29,880 hectares). Northwestern has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc. (TSX-V: AZM), as announced in a press release dated March 6, 2006.

QUALITY ASSURANCE

The exploration work was conducted by Réjean Girard, P.Geo., and Olivier Gerbeau, Ph.D., of IOS Services Geoscientifiques Inc. of Chicoutimi, Quebec. Lake sediment samples have been submitted to Activation Laboratories Ltd. in Ancaster, Ontario for analysis. Activation Laboratories is an ISO-IEC 17025 accredited laboratory. The rock samples will be sent to Saskatchewan Research Council (SRC) in Saskatoon, Saskatchewan for analysis and processing. SRC is an ISO-IEC 17025 accredited facility.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer Marek Kreczmer President and CEO

Date: August 9, 2006